Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 5, 2008
Item 3	News Release The news release dated November 5, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. announces principal project updates and reports on financial highlights from the company’s third quarter of 2008.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 5, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 5th day of November, 2008

November 5, 2008	News Release 08-19

SILVER STANDARD REPORTS THIRD QUARTER 2008 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. provides the following principal project updates and reports on financial highlights from the company’s third quarter of 2008.

Pirquitas Mine Construction

The Pirquitas Project continues on track with commissioning of infrastructure systems commenced and process commissioning set for December. Production is on target for the first quarter of 2009.

Principal Projects

At Pitarrilla, the company continues to expand measured and indicated silver resources at the Breccia Ridge Zone through infill drilling.  In August, the company reported total project resources had increased by a total of 26% over the November 2007 resource update, placing Pitarrilla among the largest silver discoveries in the last decade.  A pre-feasibility study is in the process of completion, and its delivery is expected in the current quarter.

Feasibility work at the San Luis joint venture project in Peru and diamond drilling for the Diablillos project in Argentina are underway to advance the projects. Updated resource estimates for both projects will follow. Drilling at the Snowfield project in northern British Columbia was completed in early October and an updated resource estimate is anticipated in the first quarter of 2009.

Financial Highlights
[All figures are in Canadian dollars unless otherwise noted]

▪
Silver Standard recorded earnings of $11.2 million or $0.18 per share for the three months ended September 30, 2008 compared to a loss of $13.4 million or $0.21 per share for the same period in the prior year.

▪
For the three months ended September 30, 2008, property expenditures totalled $65.6 million including $47.0 million for construction and mining equipment (project to date of US$148 million) and $4.0 million for exploration at the Pirquitas property in Argentina; $5.8 million for exploration at Pitarrilla in Mexico; $4.7 million for exploration at the Snowfield property in Canada; $2.1 million for exploration at the San Luis property in Peru; and $1.5 million for exploration at the Diablillos property in Argentina.

▪
Working capital at September 30 was $130.2 million compared to $117.3 million at December 31, 2007.  Cash and cash equivalents were $145.0 million compared to $80.6 million at year-end.  In the first quarter, the company completed a convertible debt financing and the sale of silver bullion, and in the third quarter the sale of the Shafter project in Texas.

▪
In July the company closed the sale of the Shafter property to Aurcana Corporation. Under the terms of the sale agreement, Aurcana paid $23 million in cash, 15 million Aurcana common shares and a $10 million convertible debenture. The transaction resulted in an approximate gain of $31.5 million, for an after-tax gain of $18.2 million.

Selected Financial Data
(CDN$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months ended September 30, 2008 and December 31, 2007.

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Earnings (Loss)	11,212	(13,356)	6,913	(21,053)
Earnings (Loss) per share (basic and diluted)	0.18	(0.21)	0.11	(0.34)
Cash used in operating activities	(3,816)	(1,651)	(3,628)	(2,374)
Cash generated by financing activities	227	1,008	135,172	7,324
Cash used in mineral property costs, property, plant and equipment	(53,903)	(20,415)	(121,047)	(60,586)

Financial Position	September 30, 2008		December 31, 2007
Cash and cash equivalents	144,987		80,629
Silver bullion	-		15,787
Marketable securities	16,064		33,209
Current assets – total	171,067		132,981
Other investments - ABCP	26,700		45,102
Current assets and ABCP - total	197,767		178,083
Current liabilities - total	40,823		15,713
Working capital	130,244		117,268
Total assets	671,289		498,844

Principal Project Updates

Mina Pirquitas, Jujuy, Argentina The Pirquitas Project continues on track with commissioning of infrastructure systems commenced and process commissioning set for December. Shipment of concentrate is on target for the first quarter of 2009.

The natural gas pipeline has been pressure tested and final installation of the pressure reducing stations will be completed in November. The process water extraction system, along with the water pipeline, power line and the process water pond, have been completed and are fully commissioned. The assay laboratory was completed during the quarter and handed over to Operations.

A highlight during the quarter was the successful transport of the ball mill and Wartsila generators to site. The three primary gas-fired Wartsila generators, and three diesel back-up Cummins generators, have been installed in the power station and are being commissioned.

The process building and ball mill conversion/installation are on schedule. The silver line has been advanced in the construction schedule and will be the initial stream to start up. The silver flotation cells installation is progressing well and on schedule for first quarter 2009 production. Installation of the tin circuit will follow installation of the silver circuit.

Exploration drilling on the periphery of the planned pit continues to underscore the significant potential of the property to host additional mineralization. The bottom half of diamond drill hole 99 intersected 64 meters of 223 grams of silver per tonne (6.5 ounces of silver per ton) and 8.1% zinc, including 33 meters of 322 grams of silver per tonne (9.4 ounces of silver per ton) and 11.3% zinc. The top half of the hole and tin assays are pending. The vein is open along strike and to depth.  Hole 315, drilled on the eastern margin of the pit, intersected 16 meters grading 526 grams of silver per tonne (15.3 ounces of silver per ton) and 4.4% zinc.

As of September 30, 2008, we had expended US$148 million of the total estimated construction costs of US$220 million.

San Luis, Ancash, Peru The joint venture is expecting a new resource estimate in the fourth quarter incorporating all previously available assay data, including additional drill results not included in the previous resource estimate.

Diamond drilling for 2008 has been completed on this large property package (approximately 96 sq. miles). Exploration targets included the BP Zone where brecciated volcanic rocks hosting copper-zinc-lead sulphide mineralization have been sampled over a broad area.  Other targets include quartz vein systems where channel sampling has identified structures enriched in gold and silver, and drill testing remains a priority.  A feasibility study on the Ayelén Vein has commenced.

Silver Standard presently holds a 55% interest in the San Luis project and has elected to increase its interest to 70% by completing a feasibility study.  Silver Standard has the right to increase its interest in the San Luis project to 80% by placing the project in production.

Pitarrilla, Durango, Mexico  With the increase in resources reported in August, measured resources now total 159.9 million ounces of silver, indicated resources total 483.7 million ounces of silver and inferred resources total 82.3 million ounces of silver.  Work on a decline to provide underground drilling stations for the high-grade silver and base metal mineralization of the Breccia Ridge Zone is continuing.

An engineering pre-feasibility study is nearing completion and focuses on the economics of developing the underground sulphide-associated, base metal and silver mineralization found at Breccia Ridge as well as in a number of satellite zones.

Diablillos, Salta, Argentina  The company is completing a further 5,000 meter program of diamond drilling at its wholly-owned Diablillos silver-gold project to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources.  An updated resource estimate is anticipated in early 2009.  This will be followed by a pre-feasibility engineering study to estimate the economics of placing the Diablillos project into production.

Snowfield, British Columbia, Canada  A 31-hole, 16,945-meter diamond drill program, completed in October, successfully outlined a new gold-copper zone called Snowfield North.  This zone measures approximately 700 meters by 800 meters and lies 500 meters east of Seabridge Gold’s Mitchell Deposit. Highlights of the 2008 Snowfield North program include:

•	MZ-10 which intersected 620 meters of 0.75 grams of gold and 0.17% copper per tonne, including 164 meters of 1.04 grams of gold per tonne and 0.18% copper;
•	MZ-13 which intersected 425 meters of 0.95 grams of gold per tonne and 0.20% copper, including 117 meters of 1.19 grams of gold and 0.27% copper per tonne;
•	MZ-20 which intersected 662 meters of 0.86 grams of gold per tonne and 0.18% copper, including 205 meters averaging 1.07 grams of gold per tonne and 0.18% copper.

Further results are pending for holes that tested the continuity of the Snowfield North Zone, which is open to the east and south, with deeper copper-gold intervals encountered in the 2007 Snowfield Zone program.  A resource estimate is expected in 2009.

Management Discussion & Analysis and Conference Call

For the full Third Quarter 2008 report, including Management Discussion & Analysis, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call with management to review Third Quarter 2008 financial results and project activities is scheduled on Wednesday, November 5, 2008 at 10:30 a.m. EDT.

Toll-free in North America:                                                                1-866-400-3310
Toronto local and overseas:                                                                1-416-850-9144

This call will also be web-cast and can be accessed at the following web location:

http://events.snwebcastcenter.com/silverstandard/20081105/ ..

The call will be archived and available at www.silverstandard.com after November 5, 2008.

Audio replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 35646; local and overseas callers may telephone 1-416-915-1035, passcode 35646. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.